                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           THE FEMALE HEALTH COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 per value
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                         (Title of Class of Securities)


                                  314462 10 2
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                                 (CUSIP Number)

                                  Gary Benson
                             Regency Athletic Club
                         1300 Nicollet Mall, Suite 600
                             Minneapolis, MN 55403
                             Phone: (952) 474-9432

                                With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                            3300 Wells Fargo Center
                            90 South Seventh Street
                           Minneapolis, MN 55402-4140
                             Phone: (612) 672-8200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 18, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 314462 10 2             Page 2 of 5
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Gary Benson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,421,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,421,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,421,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)


--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of The Female Health Company., a Wisconsin corporation ("Female Health Co"). The address of Female Health Co.'s principal executive offices is 515 N. State Street, Suite 2225, Chicago, IL 60610.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Gary Benson. Mr. Benson's business address is Regency Athletic Club, 1300 Nicollet Mall, Suite 600, Minneapolis, MN 55403. Mr. Benson is a private investor.

During the last five years, Mr. Benson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Benson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         The shares of Female Health Co subject to this Statement are held by the Reporting Person solely for investment purposes.

         Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. Mr. Benson beneficially owns 1,421,000 shares (includes 300,000 shares of common stock and 21,000 shares of preferred stock owned by Goben Enterprises, LP, a limited partnership of which the reporting person is a general partner. Also includes warrants to purchase 1,100,000 shares owned by Goben Enterprises,
LP). According to the Company's Form 10-QSB the number of shares outstanding as of May 14, 2002 was 16,008,588. Accordingly, based upon this information Mr. Benson owns 8.3% of the outstanding shares.

c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

                   --------------- ---------------  ------------
                    Date Acquired   No. of Shares      Price*
                   --------------- ---------------  ------------
                      7/22/02          300,000         $1.61
                   --------------- ---------------  ------------


        * The above acquisition was a private transaction with the Issuer. The price is based upon the last sale price of the shares on the date acquired.

         d.       Not applicable.

         e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 28, 2002                                   /s/ Gary Benson
                                                      -------------------------
                                                       Gary Benson

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                                   EXHIBIT A




         This information is provided for informational purposes only.

               Entity                                       Number of shares
               ------                                       ----------------
               Charitable Remainder Trust (of which the        81,450 (1)
               reporting person is not a trustee)

         (1) The reporting person is not a trustee of such trust and disclaims beneficial ownership of any shares held by such trust.




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